Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES APPROVAL FOR LISTING OF COMMON STOCK ON NYSE MKT

Vancouver, British Columbia – February 4, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that its shares of common stock have been approved for listing on the NYSE MKT, subject to continued satisfaction of listing requirements. Norsat anticipates that its common stock will begin trading on the NYSE MKT on February 10, 2015. Norsat’s ticker symbol will be "NSAT" and its shares will cease trading on the OTCBB concurrent with the listing of its shares on the NYSE MKT. The Company’s Common Shares will also continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII.”

Dr. Amiee Chan, chief executive officer of Norsat, commented, “Listing on the NYSE MKT represents a key milestone for Norsat as we continue to expand our leadership position within the highly specialized communications marketplace in which we operate. This was an important objective to accomplish as it offers our shareholders expanded visibility and liquidity by providing access to a much broader segment of the investment community that is able to acquire and trade the company’s shares. We look forward to the further implementation of our strategic business plan to grow Norsat’s business, which when coupled with a listing on a national exchange like the NYSE MKT, should translate into enhanced shareholder value going forward.”

NYSE MKT is a fully integrated trading venue within the NYSE community and leverages the NYSE's advanced and innovative market model to offer a premier value for listing and trading the stocks of small companies. The venue utilizes the trading, connectivity and routing technologies of the NYSE platform and offers superior price discovery, superior liquidity and reduced trading volatility. Listed companies benefit from issuer-selected Designated Market Makers (DMM) that utilize world-class NYSE trading systems to discover and improve prices, dampen volatility, add liquidity and enhance value. In addition, NYSE MKT-listed companies gain access to the brand visibility and are eligible for the issuer services enjoyed by the NYSE community.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com